UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 3)

                                  AdvancePCS
-------------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
-------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   00790K109
-------------------------------------------------------------------------------
                                (CUSIP Number)

                                 Paul S. Levy
                          JLL Partners Fund III, L.P.
           (formerly named Joseph Littlejohn & Levy Fund III, L.P.)
                             450 Lexington Avenue
                              New York, NY 10017
                                (212) 286-8600

                                with a copy to:
-------------------------------------------------------------------------------
                            Charles I. Cogut, Esq.
                        Simpson Thacher & Bartlett LLP
                             425 Lexington Avenue
                           New York, New York 10017
                                (212) 455-2000
-------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                March 12, 2004
-------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00790K109                                             Page 2 of 12

---------------- --------------------------------------------------------------
Item 1.          NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 JLL Partners Fund III, L.P.
                 52 206 4769

---------------- --------------------------------------------------------------
Item 2.          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) /X/

                                                                       (b) / /
---------------- --------------------------------------------------------------
Item 3.          SEC USE ONLY

---------------- --------------------------------------------------------------
Item 4.          SOURCES OF FUNDS

                 OO
---------------- --------------------------------------------------------------
Item 5.          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEMS 2(d) or 2(e)                            / /

---------------- ---------------------------------------------------------------
Item 6.          CITIZENSHIP OR PLACE OF ORGANIZATION

                          Delaware
---------------- ---------------------------------------------------------------

 NUMBER OF SHARES    Item 7.      SOLE VOTING POWER
BENEFICIALLY OWNED
 BY EACH REPORTING
      PERSON                      0
       WITH
                     ------------ ----------------------------------------------

                     Item 8.      SHARED VOTING POWER


                                  11,704,234
                     ------------ ----------------------------------------------

                     Item 9.      SOLE DISPOSITIVE POWER

                                  0
                     ------------ ----------------------------------------------

                     Item 10.     SHARED DISPOSITIVE POWER


                                  11,704,234
-------------------- ------------ ----------------------------------------------

Item 11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                                  11,704,234
-------------- -----------------------------------------------------------------

Item 12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                             / /


-------------- ----------------------------------------------------------------

Item 13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                                  12.5%
-------------- ----------------------------------------------------------------

Item 14.       TYPE OF REPORTING PERSON*

                                  PN
-------------- ----------------------------------------------------------------

CUSIP No. 00790K109                                             Page 3 of 12

---------------- --------------------------------------------------------------
Item 1.          NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 JLL Associates III, L.L.C.
                 52 206 4770
---------------- --------------------------------------------------------------

Item 2.          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) /X/

                                                                       (b) / /
---------------- --------------------------------------------------------------

Item 3.          SEC USE ONLY

---------------- --------------------------------------------------------------

Item 4.          SOURCES OF FUNDS

                 OO
---------------- --------------------------------------------------------------

Item 5.          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEMS 2(d) or 2(e)                           / /
---------------- --------------------------------------------------------------

Item 6.          CITIZENSHIP OR PLACE OF ORGANIZATION

                          Delaware
---------------- --------------------------------------------------------------

 NUMBER OF SHARES    Item 7.      SOLE VOTING POWER
BENEFICIALLY OWNED
 BY EACH REPORTING
      PERSON                      0
       WITH
                     ------------ ---------------------------------------------

                     Item 8.      SHARED VOTING POWER


                                  11,704,234
                     ------------ ---------------------------------------------

                     Item 9.      SOLE DISPOSITIVE POWER

                                  0

                     ------------ ---------------------------------------------
                     Item 10.     SHARED DISPOSITIVE POWER



                                  11,704,234
-------------------- ------------ ---------------------------------------------

Item 11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                                  11,704.234
-------------- ----------------------------------------------------------------

Item 12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                             / /


-------------- ----------------------------------------------------------------

Item 13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                                  12.5%
-------------- ----------------------------------------------------------------

Item 14.       TYPE OF REPORTING PERSON*


                                  OO
-------------- ----------------------------------------------------------------

CUSIP No. 00790K109                                             Page 4 of 12

---------------- --------------------------------------------------------------
Item 1.          NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 Paul S. Levy
                                  053 38 0595
---------------- --------------------------------------------------------------

Item 2.          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) /X/

                                                                      (b) / /
---------------- --------------------------------------------------------------

Item 3.          SEC USE ONLY
---------------- --------------------------------------------------------------

Item 4.          SOURCES OF FUNDS

                 OO
---------------- --------------------------------------------------------------

Item 5.          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEMS 2(d) or 2(e)                           / /
---------------- --------------------------------------------------------------

Item 6.          CITIZENSHIP OR PLACE OF ORGANIZATION

                          U.S.A.
---------------- --------------------------------------------------------------

 NUMBER OF SHARES    Item 7.      SOLE VOTING POWER
BENEFICIALLY OWNED
 BY EACH REPORTING
      PERSON                      22,338
       WITH
                     ------------ ---------------------------------------------

                     Item 8.      SHARED VOTING POWER


                                  11,704,234
                     ------------ ---------------------------------------------

                     Item 9.      SOLE DISPOSITIVE POWER

                                  22,338
                     ------------ ---------------------------------------------

                     Item 10.     SHARED DISPOSITIVE POWER


                                  11,704,234
-------------------- ------------ ---------------------------------------------

Item 11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                                  11,726,572
-------------- ----------------------------------------------------------------

Item 12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
               EXCLUDES CERTAIN SHARES*                                    / /


-------------- ----------------------------------------------------------------

Item 13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                                  12.5%
-------------- ----------------------------------------------------------------

Item 14.       TYPE OF REPORTING PERSON*


                                  IN
-------------- ----------------------------------------------------------------

CUSIP No. 00790K109                                             Page 5 of 12

---------------- --------------------------------------------------------------
Item 1.          NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 Ramsey A. Frank
                 342 58 1192
---------------- --------------------------------------------------------------

Item 2.          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) /X/

                                                                      (b) / /
---------------- --------------------------------------------------------------

Item 3.          SEC USE ONLY
---------------- --------------------------------------------------------------

Item 4.          SOURCES OF FUNDS

                 OO
---------------- --------------------------------------------------------------

Item 5.          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEMS 2(d) or 2(e)                           / /
---------------- --------------------------------------------------------------

Item 6.          CITIZENSHIP OR PLACE OF ORGANIZATION

                          U.S.A.
---------------- --------------------------------------------------------------

 NUMBER OF SHARES    Item 7.      SOLE VOTING POWER
BENEFICIALLY OWNED
 BY EACH REPORTING
      PERSON                      13,870
       WITH
                     ------------ ---------------------------------------------

                     Item 8.      SHARED VOTING POWER


                                  11,704,234
                     ------------ ---------------------------------------------

                     Item 9.      SOLE DISPOSITIVE POWER

                                  13,870
                     ------------ ---------------------------------------------

                     Item 10.     SHARED DISPOSITIVE POWER


                                  11,704,234
-------------------- ------------ ---------------------------------------------

Item 11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                                  11,718,104
-------------- ----------------------------------------------------------------

Item 12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
               EXCLUDES CERTAIN SHARES*                                    / /


-------------- ----------------------------------------------------------------

Item 13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                                  12.5%
-------------- ----------------------------------------------------------------

Item 14.       TYPE OF REPORTING PERSON*


                                  IN
-------------- ----------------------------------------------------------------

CUSIP No. 00790K109                                             Page 6 of 12


---------------- --------------------------------------------------------------
Item 1.          NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 Jeffrey C. Lightcap
                 103 54 8651
---------------- --------------------------------------------------------------

Item 2.          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) /X/

                                                                        (b) / /
---------------- --------------------------------------------------------------

Item 3.          SEC USE ONLY

---------------- --------------------------------------------------------------

Item 4.          SOURCES OF FUNDS

                 OO
---------------- --------------------------------------------------------------

Item 5.          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEMS 2(d) or 2(e)                            / /
---------------- --------------------------------------------------------------

Item 6.          CITIZENSHIP OR PLACE OF ORGANIZATION

                          U.S.A.
---------------- --------------------------------------------------------------

 NUMBER OF SHARES    Item 7.      SOLE VOTING POWER
BENEFICIALLY OWNED
 BY EACH REPORTING
      PERSON                      3,870
       WITH
                     ------------ ---------------------------------------------

                     Item 8.      SHARED VOTING POWER


                                  11,704,234
                     ------------ ---------------------------------------------

                     Item 9.      SOLE DISPOSITIVE POWER

                                  3,870
                     ------------ ---------------------------------------------

                     Item 10.     SHARED DISPOSITIVE POWER



                                  11,704,234
-------------------- ------------ ---------------------------------------------

Item 11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                                  11,708,104
-------------- ----------------------------------------------------------------

Item 12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
               EXCLUDES CERTAIN SHARES*                                    / /


-------------- ----------------------------------------------------------------

Item 13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                                  12.5%
-------------- ----------------------------------------------------------------

Item 14.       TYPE OF REPORTING PERSON*


                                  IN
-------------- ----------------------------------------------------------------

CUSIP No. 00790K109                                             Page 7 of 12


     This Amendment No. 3 amends and supplements Items 4 and 5 of the initial
Schedule 13D filed by the undersigned on October 12, 2000 (the "Schedule 13D"), as amended by Amendment No. 1, dated September 21, 2001 ("Amendment No. 1"), and Amendment No. 2, dated September 2, 2003 ("Amendment No. 2") to reflect certain changes in the information previously filed relating to the common stock (the "Common Stock") of AdvancePCS, a Delaware corporation. Unless otherwise indicated, capitalized terms used herein have the definitions given to them in the Schedule 13D. "Individuals," as used herein, means the three Reporting Persons who are natural persons, Paul S. Levy, Ramsey A. Frank and Jeffrey C. Lightcap.

         This Amendment is filed pursuant to the Joint Filing Agreement, dated October 12, 2000, attached to the Schedule 13D as Exhibit 7, which is incorporated herein by reference.

Item 4.  Purpose of Transactions.

         On March 11, 2004, JLL Fund III elected to convert 4,000,000 shares of Class B-1 Common Stock of AdvancePCS into 4,000,000 shares of Common Stock.

Item 5.  Interest in Securities of the Issuer.

         (a) (i) JLL Fund III is the direct beneficial owner of 2,790,900 shares of Common Stock and 8,913,334 shares of Class B-1 Common Stock of AdvancePCS, which are convertible at any time at the option of the holder into shares of Common Stock at a one-for-one ratio. Assuming the conversion of all shares of Class B-1 Common Stock owned by JLL Fund III, JLL Fund III may be deemed to beneficially own an aggregate of 11,704,234 shares of Common Stock, representing approximately 12.5% of the outstanding shares of Common Stock (based on 93,624,126 shares of Common Stock outstanding as of February 5, 2004, as represented by AdvancePCS in AdvancePCS's definitive proxy statement filed February 17, 2004).

         (ii) By virtue of its position as general partner of JLL Fund III, JLL Associates III, L.L.C. ("JLL Associates") may be deemed to be the beneficial owner of all of the shares in which JLL Fund III has direct beneficial ownership.

         (iii) By virtue of the Individuals' positions as managing members of JLL Associates, each of them may be deemed to have a beneficial ownership interest in all of the shares in which JLL Fund III has direct beneficial ownership. Mr. Paul Levy also owns 9,114 shares of Common Stock directly and holds stock options exercisable for 10,000 shares of Common Stock, and may be deemed to beneficially own an additional 3,224 shares of Common Stock through the Levy Fund III Annuity Trust. Mr. Ramsey Frank also owns 3,870 shares of Common Stock directly and holds stock options exercisable for 10,000 shares of Common Stock. In addition, Mr. Jeffrey Lightcap owns 3,870 shares of Common Stock directly.

         (c) On March 11, 2004, JLL Fund III sold an aggregate of 632,800 shares of Common Stock in market transactions at an average price of $69.857 per share pursuant to Rule 144 under the Securities Act of 1933, as amended. On March 12, 2004, JLL Fund III sold an aggregate of 576,300 shares of Common Stock in market transactions at an average price of $70.186 per share pursuant to Rule 144 under the Securities Act of 1933, as amended.

CUSIP No. 00790K109                                             Page 8 of 12

                                  SIGNATURES

         After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 16, 2004
                                  JLL Partners Fund III, L.P., by its general partner JLL Associates III, L.L.C.



                                  By: /s/ Ramsey Frank
                                      ------------------------
                                      Ramsey A. Frank
                                      Senior Managing Director

CUSIP No. 00790K109                                             Page 9 of 12
                                  SIGNATURES

         After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 16, 2004
                                   JLL Associates III, L.L.C.



                                   By:     /s/ Ramsey Frank
                                          ------------------------
                                          Ramsey A. Frank
                                          Senior Managing Director

CUSIP No. 00790K109                                             Page 10 of 12

                                  SIGNATURES

         After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 16, 2004

                                 /s/ Paul Levy
                                 ----------------
                                 Paul S. Levy

CUSIP No. 00790K109                                             Page 11 of 12
                                  SIGNATURES

         After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 16, 2004

                                /s/ Ramsey Frank
                                ------------------
                                Ramsey A. Frank

CUSIP No. 00790K109                                             Page 12 of 12
                                  SIGNATURES

         After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 16, 2004


                              /s/ Jeffrey Lightcap
                              --------------------
                              Jeffrey C. Lightcap